UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

October 6, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #4 to

       Registration Statement on Form S-1

       Filed on: September 15, 2011

       File No. 333 -174334

Dear Ms. Kim:

In response to your letter dated September 26, 2011 which included comments regarding our Amendment #4 to Registration Statement on Form S-1 filed on September 15, 2011, we have prepared the following response:

We have filed updated financial statements in the Amendment No.5 to Registration Statement on Form S-1.

Please direct any further comments or questions you may have to us at umax.group.pl@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Email: lcarrillo@chzllp.com

Thank you.

Sincerely,

/S/ Rafal Lewandowski

Rafal Lewandowski, President

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